 Prepared and filed by St Ives Financial

Exhibit 99.7

Company No. 29846

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION

of

WOLSELEY plc

At an Annual General Meeting of the Company held on 29 November 2006 at 12.00 pm the following non-routine resolution was passed as an Ordinary Resolution:-

“Resolution 10

That the Directors be and hereby are generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (“the Act”), up to a maximum nominal amount of £35,697,279, which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution and in any event no later than 15 months after the passing of this Resolution (unless previously revoked or varied by the Company in general meeting). The power conferred by this Resolution shall enable and allow the Directors to make an offer or an agreement before the expiry of the power which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.”

Company Secretary